

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14ᵗʰ Floor
New York, NY 10005

July 23, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Invesco Exchange-Traded Self-Indexed Fund Trust, under the Exchange Act of 1934.

- Invesco Emerging Markets Debt Defensive ETF
- Invesco Emerging Markets Debt Value ETF
- Invesco Corporate Income Defensive ETF
- Invesco Corporate Income Value ETF
- Invesco Investment Grade Defensive ETF
- Invesco Investment Grade Value ETF
- Invesco Multi-Factor Core Fixed Income ETF
- Invesco Multi-Factor Core Plus Fixed Income ETF

Sincerely,